Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

September 30, 2019

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Tower International, Inc.
Registration Statement on Form S-3 (File No. 333-223391)

Ladies and Gentlemen:

This letter constitutes an application by Tower International, Inc. (the “Company”) pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”) for an order permitting the Company to withdraw its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-223391) that was initially filed with the Commission on March 2, 2018 (the “Registration Statement”). The Registration Statement was declared effective by the Commission on March 29, 2018.

On September 30, 2019, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of July 12, 2019 (the “Merger Agreement”), by and among the Company, Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), and Tiger Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Company (the “Merger”), with the Company surviving as a direct, wholly-owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

Following consummation of the Merger, on September 30, 2019, the NYSE filed a Form 25 with the Commission to delist the Company’s shares of common stock. The Company intends to file a Form 15 to terminate registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its duty to file reports under Sections 13 and 15(d) of the Exchange Act.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Please provide Angelo Bonvino of Paul, Weiss, Rifkind, Wharton & Garrison LLP a copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available by facsimile at (212) 492-0570, or by e-mail at abonvino@paulweiss.com. If you have any questions regarding this application, please contact Angelo Bonvino of Paul, Weiss, Rifkind, Wharton & Garrison LLP by telephone at (212) 373-3000, or by e-mail at the e-mail address provided above.

Sincerely,

Tower International, Inc.

By: /s/ George Thanopoulos

George Thanopoulos

President